SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2014

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Grand Place/Grote Markt 1

1000 Brussels

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-185619), F-3 (FILE NO. 333-169514), FORM S-8 (FILE NO. 333-172069), FORM S-8 (FILE NO. 333-171231), FORM S-8 (FILE NO. 333-169272), FORM S-8 (FILE NO. 333-165566), FORM S-8 (FILE NO. 333-165065), FORM S-8 (FILE NO. 333-178664), FORM S-8 (FILE NO. 333-188517) AND FORM S-8 (FILE NO. 333-192806) OF ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited Interim Report for the six-month period ended 30 June 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: July 31, 2014	By:	/s/ Benoit Loore
Name: Benoit Loore
Title: VP Corporate Compliance